U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                             FORM 12B-25
                     NOTIFICATION OF LATE FILING
                      SEC FILE NUMBER 333-38567
                        CUSIP NUMBER 981558102
                            (Check One) :        [  ] Form 10-K and
Form 10-KSB     [   ] Form 20-F          [  ] Form 11K
                [X] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

                For Period Ended: June 30, 1998

                [   ]   Transition Report on Form 10-K
                [   ]   Transition Report on Form 20-F
                [   ]   Transition Report on Form 11-K
                [   ]   Transition Report on Form 10-Q
                [   ]   Transition Report on Form N-SAR

         For the Transition Period
Ended:_______________________________________
___________________________________________________________________________

        Read Attached Instruction Sheet Before Preparing Form.
                         Please Print or Type

      Nothing in this form shall be construed to imply that the
                         Commission has verified any information
         contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________________________

Part 1  - -  Registrant Information

___________________________________________________________________________

        Full Name of Registrant
        Former Name if Applicable

        World Wireless Communications, Inc.

        Address of Principal Executive Office (Street and Number)

        150 Wright Brothers Drive
        Suite 560
        Salt Lake City, Utah 84116


___________________________________________________________________________

Part II  - - Rules 12b-25(b) and (c)

___________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.    (Check box if appropriate)
[X] Yes     [  ] No

        (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        See Part III below.

        (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                                             N/A

___________________________________________________________________________

Part III  - - Narrative

___________________________________________________________________________

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        World Wireless Communications, Inc. (the "Company") is waiting for the completion of its unaudited financial statement to be included in its Report on Form 10-Q for the quarter ended June 30, 1998. The completion of such report has been delayed due to the accountant's review of certain items in connection with the Company's proposed submission of an application to have its shares of common stock listed for trading on the American Stock Exchange. The Company intends to file its Report on Form 10-Q for the quarter ended June 30, 1998 promptly after the receipt of such unaudited financial statements.


___________________________________________________________________________

Part IV  - - Other Information

___________________________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification

  Stephen R. Field, Esq.        (212)             332-6050
         (Name)              (Area code)     (Telephone  Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                   [X] Yes     [  ] No

        (3)   Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes     [  ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 World Wireless Communications, Inc.

             (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 13, 1998   By       /s/ David D. Singer
                                David D. Singer
                                President and
                                Chief Executive Officer




                    ATTACHMENT OF FORM 12B-25 FOR

                 WORLD WIRELESS COMMUNICATIONS, INC.

               PART IV (3) - EXPLANATION OF SIGNIFICANT
                   CHANGE IN RESULTS OF OPERATIONS


         The Registrant's loss for the second quarter of 1998 is estimated to be approximately $2,560,000 which is in excess of the loss for the second quarter of 1997 of approximately $1,580,000.
The loss for the second quarter of 1998 is attributable to increased operating expenses due to the increase in the number of employees of the Registrant.